UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date September 29, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

Nomor: 205/PR110/COP-A0070000/2014

Telkom Indonesia Calls on Contact Centres Australia

and Acquires Majority Shareholding

Jakarta,  September 26, 2014  – PT. Telekomunikasi Indonesia, Tbk (“Telkom Indonesia”), an Indonesian stated owned company and the largest telecommunication operator in Indonesia, represented by its subsidiary, Telekomunikasi Indonesia International Australia Pty Ltd (“Telkom Australia”) today announced that it has taken a majority shareholding in Sydney based Business Process Outsourcing  (BPO) provider, Contact Centres Australia, in an AUD$11million deal on September 25, 2014.

Privately owned by the founding partners, Ben Crabbe, Sue Crabbe and Peter Thomson, Contact Centres Australia is one of the nation’s leading BPO operator with over 600 staff working with leading edge contact technology solutions.

Telkom Indonesia, who has expanded to Singapore, Hongkong, Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, Saudi Arabia and USA, made the acquisition to provide the group with a ‘Centre of Excellence’ in Sydney.

Telkom Australia CEO, Siam  Nugraha said, “After reviewing many investment targets in Australia we were impressed with the quality of Contact Centres Australia’s management, people and systems. We intend to work with the CCA team to invest in the company’s ability to grow in the Australian and New Zealand market as well as export the way they do business to our other BPO operations in Indonesia”.

Contact Centres Australia was launched in 2002 and provides a comprehensive range of BPO solutions to corporate clients such as Colgate, Rio Tinto, Pfizer Australia and Yellow Brick Road as well as many not-for-profit groups. CEO Ben Crabbe comments, “Over the past 12 years we have focused on building the best quality BPO in Australia. Great people, who enjoy being on the phone and are supported by exceptional systems and backup. We think we’ve created something very special, as do Telkom Indonesia. We are very pleased with this new partnership and the opportunity to scale the business even further.”

The deal announced today is a  result of several months of discussions between Jakarta and Sydney and will see Telkom Indonesia, through its local arm Telkom Australia take a majority stake in the CCA business. The founding partners and management team will all remain within the business, which will continue to trade as Contact Centres Australia.

Director Peter Thomson comments, “For our clients and staff this is very much business as usual. We will however be looking to scale our business systems and continue to invest in the technology to maintain our leading edge position”.

Contact Centres Australia also operates one of New Zealand’s leading BPO’s out of Wellington.

/s/Prakoso Imam Santoso

PRAKOSO IMAM SANTOSO

Acting Vice President Investor Relations

For further information, please contact :

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk.

Phone: 62-21-521510

Fax: 62-21-5220500

e-mail: investor @telkom.co.id

website : www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) is the largest telecommunication and network service provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – Telecommunication, Information, Media & Edutainment, and Services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depositary Shares are listed in New York Stock Exchange (NYSE: TLK).

Contact Centres Australia (“CCA”). Established in 2002, Contact Centres Australia is a wholly Australian-owned operation based in Surry Hills, Sydney. The company delivers a comprehensive range of BPO solutions and can integrate these with other fulfilment services to create a complete end-to-end solution. The company aims to build solid business relationships by promoting transparency in its operations on all levels of the business and provides clients with unlimited access to the call centre and access to detailed records and data. By maintaining industry-leading technology, CCA provides clients with the ability to change and adapt campaigns and needs with great flexibility. The business enjoys an extremely low turnover of staff compared to industry standards with many staff members having been with CCA for years. A significant number of staff have been with the company since the start in 2002.